Exhibit 99.1

Noah Outlines Growth Strategy and Global Expansion Plans at 2023 Investor Day

•	Strong liquidity position and standardized product offering to fuel future growth

•	Global expansion making progress in Hong Kong, Singapore and U.S.

•	Continue exploring feasible ways to improve returns for shareholders

SHANGHAI, Nov. 16, 2023 /PRNewswire/ -- Noah Holdings Limited (the “Company,” or “Noah”) (NYSE: NOAH and HKEX: 6686), a leading wealth management service provider in China offering comprehensive global investment and asset allocation advisory services primarily for high-net-worth investors, hosted its 2023 Investor Day on November 14, 2023 in Hong Kong.

At the event, Noah's co-founder, Chairwoman and CEO Ms. Jingbo Wang and other members of the executive management team provided an in-depth review of the Company’s business and laid out its strategic priorities for the future. Presentations focused on Noah’s resilient standardized product offering, its overseas expansion plans, and its “CCI” strategy (composed of the Chief Investment Office, Client Strategy Office, and Investment Product & Solution department) for transitioning from product to solutions-driven wealth management. Later, in a pair of panel discussions, the heads of Noah’s key business units and subsidiaries discussed the Company’s advantages in product development and client services.

Ms. Jingbo Wang, co-founder, Chairwoman and CEO of Noah, said, “Noah has been in the wealth management and asset management business since 2003, and has navigated several economic cycles amidst China’s rise. From day one, we have always stuck to our bottom lines: segregation of clients’ capital, no maturity mismatches, and no cross-border movement of funds. Our decision in 2019 to shift to a standardized product offering and wind down all non-standard private credit products, including domestic residential real estate funds, has served our clients well in these turbulent times. This prudent approach, coupled with a healthy mix of AUM, our strong balance sheet and ample liquidity, has put us in a solid position to execute our expansion plans, which include scaling up our overseas footprint to meet investors’ increasing demand for global asset allocation. We are also allocating more resources to our research department and our “CCI” strategy because our sound asset allocation advice is what makes us the most trusted advisor to Mandarin-speaking individuals, institutions, and family offices. As we pursue these initiatives into the next year, our core focus will remain the same: creating real and long-term value for clients.”

Additional highlights from the Investor Day are included below.

Strong Balance Sheet and Clean AUA

Noah has a robust cash position, with RMB 4.7 billion of cash and cash equivalents among its RMB 12.6 billion in total assets as of June 30, 2023. As a conservatively financed business, Noah has a debt-to-asset ratio of 19.8% and zero interest-bearing debt. With a strong balance sheet and ample liquidity, the Company is well-positioned to execute on its expansion strategy.

Noah also boasts a clean Assets Under Advisory (AUA) with no legacy private credit or residential real estate exposure. The Company avoided serious potential risks, having initiated its exit from domestic residential real estate funds in 2016 and its exit from all non-standardized RMB private credit products in 2019. This successful transition has positioned Noah as a trusted and responsible advisor to high-net-worth investors confronting a complex international risk environment.

Expanding Global Footprint

Noah initiated an international expansion strategy in 2022 to capitalize on the rapidly-growing demand for global asset allocation among mandarin-speaking HNW clients. Noah remains on track to hire 100 private bankers in Hong Kong and 20 in Singapore by the end of 2023, and it had 56 relationship managers across both locations as of June 30, 2023. Noah has opened up a client-servicing center in the U.S. and is in the process of setting up operations in Dubai. Noah also more than doubled both its number of overseas active clients and its overseas net revenue on a year-over-year basis in the second quarter of 2023.

To bolster its global offering, Noah is not only increasing its headcount in key international hubs, but also strengthening its relationships with leading GPs and fund managers worldwide, having added new hedge fund and structured product offerings to its global wealth solution this year. Noah has also rolled out the N+ Program to provide clients with a high-end global private banking experience.

CCI Strategy

Noah has made significant investments in its research capabilities, tapping into Chinese investors’ demand for increasingly sophisticated market intelligence and asset allocation strategies. Through its “CCI” asset allocation model, the Chief Investment Office (CIO) identifies salient macroeconomic trends, the Client Strategy Office (CSO) creates customized investment strategies for various segments of the clientele, and the Investment Product & Solution (IPS) department turns these strategies into standardized product selection strategies.

The CCI model caters to the increasingly client-centric and solutions-driven model of wealth management, as well as clients’ increasing focus on wealth preservation, risk mitigation, global asset allocation, and comprehensive services. Noah is upgrading the CCI model in the second half of 2023 through the release of a wider range of research reports, capacity-building in the investment advisory team, and integration of CCI services into its client-facing app.

Deep Bench of International Talent

Noah’s global expansion strategy is guided by a management team with extensive experience in world-leading financial institutions. The Company’s overseas workforce is predominantly located in Hong Kong, Singapore, and the United States and has grown to more than 250 professionals.

Exploring Ways to Improve Shareholder Returns

During the event, management expressed confidence in the Company’s capital structure and indicated that they will continue exploring feasible ways to improve returns to the shareholders of the Company.

Webcast Replay and Presentation Materials

The event, along with supporting materials, may be viewed via an archived replay in the Event section on the Company's investor relations website at https://ir.noahgroup.com.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX:6686) is a leading wealth management service provider in China offering comprehensive global investment and asset allocation advisory services primarily for high-net-worth investors. Noah is a Cayman Islands holding company and carries on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited. In the first half of 2023, Noah distributed RMB35.2 billion (US$4.9 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB156.9 billion (US$21.6 billion) as of June 30, 2023.

Noah's wealth management business primarily distributes private equity, private secondary, mutual fund and other products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,375 relationship managers across 63 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong (China), Taiwan (China), New York, Silicon Valley and Singapore. The Company's wealth management business had 446,557 registered clients as of June 30, 2023. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in RMB and other currencies. Noah also provides other businesses.

For more information, please visit Noah at ir.noahgroup.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah's cash and cash equivalents and liquidity risk. A number of factors could cause Noah's actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah's investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions globally and in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Melo Xi

Tel: +86-21-8035-8292

ir@noahgroup.com